SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For May 9th 2007

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes |X|  No  |_|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz initiates squeeze-out procedure on AGF

Following the announcement of the French stock market authority Autorite des Marches Financiers (AMF) on April 27, 2007 that minority shareholders held less than 5% of the shares and voting rights of AGF as a result of the tender offer, Allianz SE and its subsidiary Allianz Holding France SAS have now confirmed that a squeeze-out will be launched on AGF's shares still held by minority shareholders.

Subject to review and prior authorization by the French AMF, the squeeze-out will be implemented on the basis of a price of EUR 125.00 in cash per AGF share. This consideration, together with the 2006 AGF dividend of EUR 4.25 - which is subject to approval by the AGF shareholders' meeting this afternoon - will amount to EUR 129.25. This is in line with the value of the consideration received by the AGF shareholders who tendered their shares in the initial offer.

This communication may not be distributed or sent into, any jurisdiction where it would be unlawful. The distribution of this communication may be restricted by law in certain other jurisdictions. Accordingly, persons in whose possession it comes are required to inform themselves of and observe any such restrictions.

This is for informational purposes only. It is not the extension of a tender offer for any securities nor an offer to purchase, sell or exchange (or the solicitation of an offer to sell, purchase or exchange) any securities in any jurisdiction, including the United States, Canada, Italy and Japan. No such offer (or solicitation), purchase, sale or exchange of any securities is or will be made, in any jurisdiction outside the Republic of France, where it would be unlawful absent prior registration, filing, qualification or other requirements under applicable laws, including the United States, Canada, Italy and Japan.

This communication is strictly only for persons in or from the United Kingdom who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (SI 2005/1529), as amended (the "Order"), or financial journalists representing qualifying publications within the meaning of Article 47 of the Order, or persons to whom it may otherwise be lawful for these materials to be communicated or caused to be communicated ("Permitted Recipients"). Any persons in or from the United Kingdom who are not Permitted Recipients should not receive this communication and, in any event, must not act or rely upon the information contained herein.

The squeeze-out remains subject to review by the Autorite des marches financiers
(AMF). A squeeze-out document will be published and will be available on the AMF's website (www.amf-france.org).


Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statement by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 6, 2006. We undertake no obligation to update forward-looking statements.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 ALLIANZ SE



                                   By:    /s/ Dr. Reinhard Preusche
                                        ----------------------------------------
                                        Dr. Reinhard Preusche
                                        Group Compliance



                                   By:    /s/ Dr. Giovanni Salerno
                                        ----------------------------------------
                                        Dr. Giovanni Salerno
                                        Group Compliance


Date:    May 9th 2007